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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

          TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D

                        SHELTER COMPONENTS CORPORATION
                      (NAME OF SUBJECT COMPANY [ISSUER])

                             SCC ACQUISITION CORP.
                         A WHOLLY-OWNED SUBSIDIARY OF

                                  KEVCO, INC.
                                   (BIDDERS)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   822835104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   COPY TO:
          JERRY E. KIMMEL                          RICHARD TUCKER
      CHAIRMAN OF THE BOARD,                    JACKSON WALKER L.L.P.
   PRESIDENT AND CHIEF EXECUTIVE             777 MAIN STREET, SUITE 1800
              OFFICER                          FORT WORTH, TEXAS 76102
            KEVCO, INC.                            (817) 334-7200
        UNIVERSITY CENTRE I
  1300 S. UNIVERSITY DRIVE, SUITE
                200
      FORT WORTH, TEXAS 76107
          (817) 332-2758
 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
               NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

        Transaction valuation*                  Amount of filing fee
            $142,458,242.50                          $28,491.65

* For the purpose of calculating the fee only, this amount assumes the purchase of 8,140,471 shares of Common Stock of Shelter Components Corporation at $17.50 per share. Such number of shares includes all outstanding shares as of October 24, 1997, and assumes the exercise of all stock options to purchase shares of Common Stock issued by Shelter Components Corporation which were outstanding as of October 24, 1997.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  not applicable     Filing Party: not applicable
Form or Registration No. not applicable     Date Filed:   not applicable

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   CUSIP NO. 822835 10 4             14D-1               Page 1 of 3 Pages


             NAMES OF REPORTING PERSONS
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             KEVCO, INC.  75-2666013
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                          (a) [X]
                                                                 (b) [_]
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             BK
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
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f).                          [_]
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
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
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      7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,091,113
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      8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
             SHARES                                                  [_]
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      9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             14%
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     10      TYPE OF REPORTING PERSON
             CO

   CUSIP NO. 822835 10 4             14D-1               Page 2 of 3 Pages


             NAMES OF REPORTING PERSONS
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             JERRY E. KIMMEL  ###-##-####
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                          (a) [X]
                                                                 (b) [_]
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             BK
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
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f).                          [_]
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
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
--------------------------------------------------------------------------
      7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,091,113
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      8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
             SHARES                                                  [_]
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      9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             14%
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     10      TYPE OF REPORTING PERSON
             IN

   CUSIP NO. 822835 10 4             14D-1               Page 3 of 3 Pages


             NAMES OF REPORTING PERSONS
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             ELLIS L. MCKINLEY, JR.  ###-##-####
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                          (a) [X]
                                                                 (b) [_]
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             BK
--------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f).                          [_]
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
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
--------------------------------------------------------------------------
      7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,091,113
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      8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
             SHARES                                                  [_]
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      9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             14%
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     10      TYPE OF REPORTING PERSON
             IN




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

  This Statement relates to a tender offer by SCC Acquisition Corp., an Indiana corporation (the "Offeror") and wholly-owned subsidiary of Kevco, Inc., a Texas corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Shelter Components Corporation, an Indiana corporation (the "Company"), at a purchase price of $17.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Shelter Components Corporation. The address of the principal executive offices of the Company is 2831 Dexter Drive, Elkhart, Indiana 46514.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.01 per share. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f) Neither the Offeror nor the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.


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

  (f) and (g) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Offeror") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated October 28, 1997.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter from Rauscher Pierce Refsnes, Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Announcement, dated October 28, 1997.

  (a)(8) Press Release issued by Parent and Company on October 22, 1997.

  (a)(9) Press Release issued by the Company on October 22, 1997.

  (b) Senior Commitment Letter dated October 27, 1997 from NationsBank of Texas, N.A. and NationsBanc Montgomery Securities, Inc.

  (c)(1) Agreement and Plan of Merger, dated as of October 21, 1997, between Parent, Offeror and the Company.

  (c)(2) Confidentiality Agreement dated as of August 25, 1997, between Parent and the Company.

  (c)(3) Shareholders Agreement dated as of October 21, 1997, between Parent, Offeror and certain Shareholders of the Company.

  (d) Not applicable.

  (e) Not applicable.

  (f) None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Kevco, Inc.

                                             /s/ Ellis L. McKinley, Jr.
                                          By: _________________________________
                                            Ellis L. McKinley, Jr.,
                                            Vice President and Chief Financial
                                            Officer

                                          SCC Acquisition Corp.

                                             /s/ Ellis L. McKinley, Jr.
                                          By: _________________________________
                                            Ellis L. McKinley, Jr.,
                                            Vice President and Treasurer

                                             /s/ Jerry E. Kimmel
                                             __________________________________
                                            Jerry E. Kimmel

                                             /s/ Ellis L. McKinley, Jr.
                                             __________________________________
                                            Ellis L. McKinley, Jr.

Dated: October 28, 1997